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SEC



18001352

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC MAIL PROCESSING
Received

FEB 26 2018

SEC FILE NUMBER

8 - 65531

## FACING PAGE
### Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/17___ AND ENDING ___12/31/17___
                                     MM/DD/YY                        MM/DD/YY

---

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
### G. Select Securities, LLC

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

___6587 Lakeview Street___
(No. and Street)

___Boulder___            ___Colorado___            ___80303___
(City)                   (State)                   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kimberly Collins                              303-797-0550
                                              (Area Code – Telephone No.)

---

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

___Spicer Jeffries LLP___
(Name – *if individual, state last, first, middle name*)

___5251 S. Quebec Street, Suite 200___  ___Greenwood Village___  ___Colorado___  ___80111___
(Address)                                (City)                   (State)       (Zip Code)

CHECK ONE:

■ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

---

FOR OFFICIAL USE ONLY

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, _____ Budd Zuckerman _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____ G. Select Securities LLC _____ , as of _____ December 31 _____ , 20 __17__, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

_____ NONE _____

_____
Signature

_____
Title

_____
Notary Public

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ■ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.*
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).
*The Company is exempt from the filing of the SIPC Supplemental Report as net operating revenues are less than $500,000.

G. Select Securities, LLC
Report Pursuant to Rule 17a-5(d)

For the Year Ended December 31, 2017

# Table of Contents



SPICER JEFFRIES LLP

CERTIFIED PUBLIC ACCOUNTANTS

5251 SOUTH QUEBEC STREET • SUITE 200

GREENWOOD VILLAGE, COLORADO 80111

TELEPHONE: (303) 753-1959

FAX: (303) 753-0338

www.spicerjeffries.com

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members of
G. Select Securities, LLC

## Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of G. Select Securities, LLC (the "Company") as of December 31, 2017, the related statements of operations, changes in members' equity and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial condition of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

## Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.



## Supplemental Information

The Computation of Net Capital has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital is fairly stated, in all material respects, in relation to the financial statements as a whole.

*Spicer Jeffries LLP*

We have served as G. Select Securities, LLC's auditor since 2002.

Greenwood Village, Colorado
February 6, 2018

**G. Select Securities, LLC**
**Statement of Financial Condition**
**December 31, 2017**

**Assets**
Current
  Cash                                                                                                     $    14,954
  Fixed assets, net of accumulated depreciation of $13,524                       -

**Total Assets**                                                                                 $    14,954

**Liabilities**
Current
  Accounts payable and accrued expenses                                              $     2,104

**Member's Equity**                                                                          $    12,850

**Total Liabilities and**
**Member's Equity**                                                                          $    14,954

The footnotes are an integral part of the financial statements.

-3-

**G. Select Securities, LLC**
**Statement of Operations**
**For the Year Ended December 31, 2017**

| | | |
|---|---|---:|
| **Revenue** | | |
| Income | $ | 189,230 |
| | | |
| **Expenses** | | |
| Commissions | $ | 150,869 |
| Bad Debt | $ | 11,638 |
| General and administrative | | 7,114 |
| Accounting | | 10,253 |
| Professional Fees | | 4,075 |
| | | |
| **Total Expenses** | $ | 183,949 |
| | | |
| **Net Income** | $ | 5,281 |

The footnotes are an integral part of the financial statements.

# G. Select Securities, LLC
## Statement of Changes in Member's Equity
## For the Year Ended December 31, 2017

| | | |
|---|---|---:|
| **Beginning of Period** | $ | **32,569** |
| | | |
| Plus: Net Income | $ | 5,281 |
| Less: Distributions | | (25,000) |
| | | |
| **End of Period** | $ | **12,850** |

The footnotes are an integral part of the financial statements.

# G. Select Securities, LLC
## Statement of Cash Flows
## For the Year Ended December 31, 2017

**CASH FLOWS FROM OPERATING ACTIVITIES:**

| | | |
|---|---|---:|
| Net Income | $ | 5,281 |
| Adjustments to reconcile net income(loss) to net cash used in operating activities: | | |
| Changes in Assets and Liabilities | | |
| Liabilities | | (71,116) |
| **Net cash provided in operating activities** | **$** | **(65,835)** |

**CASH FLOWS FROM IN FINANCING ACTIVITIES:**

| | | |
|---|---|---:|
| Distributions | | (25,000) |
| **NET INCREASE (DECREASE) IN CASH** | $ | (90,835) |
| **CASH, at beginning of year** | | 105,789 |
| **CASH, at end of year** | $ | 14,954 |

The footnotes are an integral part of the financial statements.

## NOTE 1 -ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### Business and Organization

G. Select Securities (the "Company") was incorporated June 21, 2001 as Genesis Securities Corporation and subsequently changed its name to G. Select Securities, LLC. The Company operates as a securities broker-dealer limiting its activities to acting as a finder for business entities seeking additional capital through private arrangements with institutions and individual investors.

### Rule 15c3-3 Exemption

The Company does not hold customer securities or perform custodial functions relating to customer accounts, and therefore, is exempt from the possession and control requirements of Rule 15c3-3 under 15c3-3(k)(2)(i).

### Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

### Furniture and Equipment

Furniture and equipment are stated at cost, net of accumulated depreciation. Depreciation is provided utilizing the straight-line method over the estimated useful lives for owned assets of five years. There was no depreciation expense for the year ended December 31, 2017.

### Income Taxes

As a limited liability company, the Company reports as a partnership for income tax purposes. Accordingly, its members are responsible for any income taxes related to its net income.

The Company is required to determine whether a tax position is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any tax related appeals or litigation processes, based on the technical merits of the position. The Company files an income tax return in the U.S. federal jurisdiction, and may file income tax returns in various U.S. states. The Company is not subject to income tax return examinations by major taxing authorities for years before 2014. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized results in the Company recording a tax liability that reduces net assets. However, the Company's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof. The Company recognizes interest accrued related to unrecognized tax benefits and penalties related to unrecognized tax benefits in income taxes payable, if assessed. No interest expense or penalties have been recognized as of and for the year ended December 31, 2017.

NOTE 2 -   NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2017, the Company had net capital and net capital requirements of $12,850 and $5,000, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was 0.16 to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

NOTE 3 -      RELATED PARTY TRANSACTIONS

The Company pays a related company for office expenses including telephone and supplies based upon usage for the month.

NOTE 4 -      CONTINGENCIES AND OFF-BALANCE SHEET RISK

The Company is engaged in various corporate financing activities with counterparties that primarily include issuers with which the Company has an investment banking assignment. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

The Company's financial instruments, including cash and accounts payable and accrued expenses are carried at amounts which approximate fair value due to the short-term nature of these instruments.

NOTE 5 -      SUBSEQUENT EVENTS

The Company has performed an evaluation of subsequent events through the date the financial statements were issued. The evaluation did not result in any subsequent events that required disclosures and/or adjustments.

## Schedule I
## G. Select Securities, LLC
## Computation of Net Capital Pursuant to SEC Rule 15c3-1
## and Reconciliation of Net Capital Pursuant to SEC Rule 17a-5(d)(4)
## As of December 31, 2017

**Computation of Net Capital**

| | |
|---|---|
| Total Member's Equity | $ 12,850 |
| Non-Allowable Assets: | - |
| Net Allowable Capital | $ 12,850 |

**Computation of Basic Net Capital Requirement**

| | |
|---|---|
| Minimum Net Capital Required as a percentage of Aggregate Indebtedness | $ 140 |
| Minimum Dollar Net Capital Requirement of Reporting Broker or Dealer | $ 5,000 |
| Net Capital Requirement | $ 5,000 |
| Excess Net Capital | $ 7,850 |

**Computation of Aggregate Indebtedness**

| | |
|---|---|
| Total Aggregate Indebtedness | $ 2,104 |
| Percentage of Aggregate Indebtedness to Net Capital | 16.37% |

There are no material differences between the above computation and the Company's corresponding unaudited Part II A of Form X-17A-5 as of December 31, 2017.



**SPICER JEFFRIES LLP**

CERTIFIED PUBLIC ACCOUNTANTS

5251 SOUTH QUEBEC STREET • SUITE 200

GREENWOOD VILLAGE, COLORADO 80111

TELEPHONE: (303) 753-1959

FAX: (303) 753-0338

www.spicerjeffries.com

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Member of
G. Select Securities, LLC

We have reviewed management's statements, included in the accompanying management statement regarding compliance with Rule 15c3-3 exemption report, in which (1) G. Select Securities, LLC (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(i) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.



Greenwood Village, Colorado
February 6, 2018



# G. SELECT SECURITIES, LLC

## EXEMPTION REPORT

G. Select Securities, LLC, (Company) is a registered broker-dealer subject to Rule 17-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k)(2)(i)

2. The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

G. Select Securities, LLC

I, Budd Zuckerman, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _____

Title: Managing Member

February 6, 2018